Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 30, 2009

PRICING SUPPLEMENT NO. 2009-MTNDD407 DATED                     , 2009

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Fixed Upside Return Notes Based Upon the iShares® Russell 2000 Index Fund

Due                     , 2010

$10.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The notes will mature on , 2010. We will not make any payments on the notes prior to maturity.
■	The notes are based upon the iShares® Russell 2000 Index Fund (which we also refer to as the fund).
■

The notes will return an amount at maturity that will depend on whether the closing price of the shares of the iShares® Russell 2000 Index Fund (which we also refer to as the underlying equity) on the valuation date (which we refer to as the ending price) is greater than, equal to, or less than the closing price of the underlying equity on the pricing date (which we refer to as the starting price). Thus, for each note you hold at maturity, you will receive either:

■

If the ending price of the underlying equity is greater than or equal to its starting price, the $10 principal amount per note plus the product of (i) $10 and (ii) a fixed return of approximately 17% to 22% (to be determined on the pricing date) (which we refer to as the fixed upside return). Thus, because the fixed upside return is limited to 17% to 22% (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed $11.70 to $12.20 (to be determined on the pricing date), even if the ending price of the underlying equity exceeds its starting price by more than approximately 17% to 22% (to be determined on the pricing date).

■

If the ending price of the underlying equity is less than its starting price, a fixed number of shares of the underlying equity equal to the equity ratio, which is subject to adjustment for a number of dilution events (or, if you elect, the cash value of those shares based on the ending price of the underlying equity). Thus, the amount you receive at maturity for each note will be less than the principal amount of each note and could be zero (except under limited circumstances where you receive shares of the underlying equity and the closing price of the shares increases from the valuation date to maturity).

■

The notes are not principal protected. If the ending price of the underlying equity is less than its starting price, you will participate fully in such decline and receive an amount at maturity that will be less than the amount of your initial investment and could be zero (except under limited circumstances where you receive shares of the underlying equity and the closing price of the shares increases from the valuation date to maturity).

■	Application will be made to list the notes on NYSE Arca under the symbol “SPC.”

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-8.

The notes represent obligations of Citigroup Funding Inc. only. The Fund is not involved in any way in the offering and has no obligations relating to the notes or to the holders of the notes. iShares® is a registered trademark of Barclays Global Investors, N.A. (which we refer to as BGI). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets and its affiliates. The notes are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing or sale of the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

	Per Note	Total
Public Offering Price	$10.000	$
Underwriting Discount (including the Sales Commission described below)	$0.225	$
Proceeds to Citigroup Funding Inc.	$9.775	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.225 for each $10.000 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.200 from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.200 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about                     , 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Fixed Upside Return Notes Based Upon the iShares® Russell 2000 Index Fund Due 2010, or the notes, are investments linked to an exchange-traded fund that offer a potential return at maturity that depends on whether the ending price of the shares of the iShares® Russell 2000 Index Fund (which we refer to as the underlying equity) is greater than, equal to, or less than the starting price. The notes are not principal protected and do not pay periodic interest.

If the ending price of the underlying equity is greater than or equal to its starting price, at maturity you will receive for each note you hold the $10 principal amount per note plus the product of (i) $10 and (ii) the fixed upside return of approximately 17% to 22% (to be determined on the pricing date). If the ending price of the underlying equity is less than its starting price, at maturity you will receive for each note you hold a fixed number of shares of the underlying equity equal to the equity ratio (or if you elect, the cash value of those shares based on the ending price of the underlying equity), in which event the amount per note you receive at maturity will be less than the amount of your original investment in the notes and could be zero (except under limited circumstances where you receive shares of the underlying equity and the closing price of the shares increases from the valuation date to maturity). Therefore, because the fixed upside return is limited to 17% to 22% (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed $11.70 to $12.20 (to be determined on the pricing date), even if the ending price of the underlying equity exceeds its starting price by more than approximately 17% to 22% (to be determined on the pricing date).

The notes will mature on                     , 2010 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Account holders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts that these systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Any Interest on the Notes?

No. We will not make any periodic payments of interest or any other payment on the notes. In addition, you will not be entitled as a holder of the notes to receive dividend payments or other distributions, if any, made on the underlying equity, unless and until you receive underlying equity at maturity. You will also not receive any dividend payments or other distributions, if any, made on the stocks comprising the Russell 2000® Index, the index upon which the fund is based.

What Will I Receive at Maturity of the Notes?

The Notes will mature on                     , 2010. The amount you will receive at maturity for each note will depend upon whether the ending price of the underlying equity is greater than, equal to, or less than its starting price.

•

If the ending price of the underlying equity is greater than or equal to the its starting price, at maturity you will receive for each note you hold the $10 principal amount per note plus the product of (i) $10 and (ii) the fixed upside return of approximately 17% to 22% (to be determined on the pricing date) on the notes. Thus, because the fixed upside return is limited to 17% to 22% (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed $11.70 to $12.20 (to be determined on the pricing date), even if the ending price of the underlying equity exceeds its starting price by more than approximately 17% to 22% (to be determined on the pricing date).

•

If the ending price of the underlying equity is less than its starting price, at maturity you will receive for each note you hold a fixed number of shares of the underlying equity equal to the equity ratio (or if you elect, the cash value of those shares based on the ending price of the underlying equity). Thus, the amount you receive at maturity for each note will be less than the principal amount of each note and could be zero (except under limited circumstances where you receive shares of the underlying equity and the closing price of the shares increases from the valuation date to maturity).

You may elect to receive from Citigroup Funding the cash value of the shares of the underlying equity you would otherwise receive at maturity by providing notice of your election to your broker, in accordance with your broker’s procedures, so that your broker can irrevocably notify the trustee and paying agent of your election no sooner than 20 business days before maturity and no later than 5 business days before maturity. If you do not elect to receive cash, you will be deemed to have (1) instructed Citigroup Funding to pay the cash value of the shares of the underlying equity, equal to the equity ratio to the stock delivery agent, and (2) instructed the stock delivery agent to purchase for you underlying equity, based on its ending price. If you do not wish to receive underlying equity at maturity under any circumstances, you should provide notice of your cash election to your broker. If you elect to receive the cash value of the shares of the underlying equity, equal to the equity ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the ending price of underlying equity. This amount will not change from the amount fixed on the valuation date, even if the closing price of underlying equity changes from the valuation date to maturity. Conversely, if you do not make a cash election and instead receive a number of shares of the underlying equity, at maturity equal to the equity ratio, the value of those shares at maturity will be different from the value of those shares on the valuation date if the closing price of underlying equity changes from the valuation date to maturity.

The payment of cash to the stock delivery agent by Citigroup Funding pursuant to your deemed instruction will fully satisfy Citigroup Funding’s obligation to you under the notes, and the stock delivery agent will then be obligated to purchase the shares of the underlying equity, for you based on the ending price of the underlying equity. Citigroup Global Markets Inc. has agreed to act as stock delivery agent for the notes.

The equity ratio will equal $10 divided by the starting price.

The starting price will equal the closing price of the underlying equity on the pricing date.

The ending price will equal the closing price of the underlying equity on the valuation date.

The pricing date means the date on which the notes are priced for initial sale to the public.

The valuation date means the third business day before the maturity date.

The potential fixed upside return on each note will be approximately 17% to 22% (to be determined on the pricing date).

How Will the Amount Payable at Maturity Compare to the Performance of the Underlying Equity?

The amount payable to you at maturity is dependent upon the performance of the underlying equity and may be less than or greater than the amount payable on an instrument directly linked to the underlying equity.

•

If the return on the fund over the term of the notes is greater than approximately 17% to 22% (to be determined on the pricing date), the notes will provide a return that is less than the appreciation of an instrument directly linked to the underlying equity since the return on the notes is fixed at approximately 17% to 22% (to be determined on the pricing date).

•

If the return on the fund is greater than zero but less than approximately 17% to 22% (to be determined on the pricing date), the notes will provide a return that is greater than the appreciation of an instrument directly linked to the underlying equity due to the fixed return percentage.

Is There a Possibility of Loss of Principal?

Yes. If the ending price of the underlying equity is less than its starting price, at maturity you will receive less than the $10 principal amount per note (except under limited circumstances where you receive shares of the underlying equity and the closing price of the shares increases from the valuation date to maturity). This will be true even if the closing price of the underlying equity exceeded its starting price at one or more times during the term of the notes.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments, see “Description of the Notes — What You Could Receive at Maturity — Hypothetical Examples” in this pricing supplement.

What is the iShares® Russell 2000 Index Fund?

The iShares® Russell 2000 Index Fund (which we refer to as the fund) seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of equity securities of the small-capitalization segment of the U.S. equity market as measured by the Russell 2000® Index. As of June 22, 2009, three largest holdings of the fund were Myriad Genetics Inc., Ralcorp Holdings Inc., and Alexion Pharmaceuticals Inc. and its three largest sectors were financial services, consumer discretionary and technology.

Barclays Global Fund Advisors (“BGFA”) is the investment adviser to the fund. The shares of the fund are listed under the symbol “IWM” on the NYSE Arca.

The fund uses a “Representative Sampling” strategy to try to track the Russell 2000® Index, which means it invests in a representative sample of securities in the Russell 2000® Index, which have a similar investment profile as the Russell 2000® Index. Securities selected have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Russell 2000® Index. The fund generally invests at least 90% of its assets in the securities of the Russell 2000® Index. The fund may invest the remainder of its assets in other securities, including securities not in the Russell 2000® Index, futures contracts, options on futures contracts, other types of options and swaps related to the Russell 2000® Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA or its affiliates.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the underlying equity, unless and until you receive underlying equity at maturity.

What Is the Russell 2000® Index and What Does It Measure?

The Russell 2000® Index is published by Russell Investments (“Russell” or the “Russell 2000® Index Publisher”) and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. Since September 2004, eligible initial public offerings (“IPOs”) of stock have also been added to the Russell 2000® Index at the end of each calendar quarter in order to ensure new additions to the investing opportunity set are reflected in the index. The Russell 2000® Index includes the smallest 2000 securities, according to market capitalization, in the Russell 3000E™ Index.

As of May 29, 2009, the largest five sectors represented by the Russell 2000® Index were Financial Services, Consumer Discretionary and Services, Technology, Health Care and Materials and Processing. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.

THE RUSSELL 2000® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

How Has the Underlying Equity Performed Historically?

We have provided a table showing the high and low closing prices of the underlying equity and dividends paid per share of the underlying equity for each quarter from January 2, 2004 through June 29, 2009 and a graph showing the closing price of the fund shares on each trading day from January 2, 2004 to June 29, 2009. You can find the table and the graph in the section “Description of The iShares® Russell 2000 Index Fund — Historical Data on the iShares® Russell 2000 Index Fund” and “— Graph of Historical Closing Prices” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the fund shares in recent years. However, past performance is not indicative of how the underlying equity will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the Underlying Equity Is Not an Indication of the Future Performance of the Underlying Equity” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a note as a cash-settled capped prepaid forward contract on the value of the fund on the valuation date, pursuant to which forward contract, at maturity you will receive the cash value of the fund subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the note. Under this treatment, at maturity or upon the sale or other taxable disposition of a note, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the notes. Subject to the discussion below regarding the possible characterization of some gains as ordinary income under Section 1260 of the Internal Revenue Code of 1986 (“Section 1260”), such gain or loss generally will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition. Although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the Notes could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the Notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to notes. Finally, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the notes) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Notes Be Listed on a Stock Exchange?

There is currently no secondary market for the notes. We will apply to list the notes on the NYSE Arca exchange under the symbol “SPC,” but we cannot assure you that the notes will be listed. Citigroup Global Markets currently intends, but will not be obligated, to make a market in the notes. Even if a secondary market for the notes does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. You should be aware that a listing of the notes on an exchange does not guarantee that a liquid market will be available for the notes. You should be prepared to hold your notes to maturity.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as Calculation Agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Global Markets’ Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the underlying equity or one or more of the stocks included in the Russell 2000® Index or in other instruments, such as options, swaps or futures, based upon the underlying equity, the Russell 2000® Index or the stocks included in the Russell 2000® Index. This hedging activity could affect the price of the underlying equity and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment in the Notes?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the amount you receive at maturity will depend on whether the ending price of the underlying equity is greater than, equal to, or less than its starting price, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the price of the underlying equity and other events that are difficult to predict and beyond our control. In addition to the risk factors below, you should read the section “Risk Factors” in the accompanying prospectus supplement.

Your Investment in the Notes May Result in a Loss if the Price of the Underlying Equity Declines During the Term of the Notes

The amount you receive at maturity will depend on whether the ending price of the underlying equity is greater than, equal to, or less than its starting price. As a result, the amount you receive at maturity may be less than the amount you paid for your notes. If the ending price of the underlying equity is less than its starting price, the value of the underlying equity you receive at maturity (or if you elect, the cash value of those shares based on the ending price of the underlying equity) for each note will be less than the $10 you pay for each note and could be zero (except under limited circumstances where you receive shares of the underlying equity and the closing price of the shares increases from the valuation date to maturity), in which case your investment in the notes will result in a loss. This will be true even if the price of the underlying equity at any point during the term of the notes exceeds its starting price.

The Appreciation of Your Investment in the Notes Will Be Limited

Because the fixed upside return is limited to 17% to 22% (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed $11.70 to $12.20 (to be determined on the pricing date), even if the ending price of the underlying equity exceeds its starting price by more than approximately 17% to 22% (to be determined on the pricing date). If the ending price of the underlying equity exceeds the starting price by more than approximately 17% to 22% (to be determined on the pricing date), the notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the underlying equity and is not subject to a fixed upside return or an investment directly in the underlying equity.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes will not pay any interest. If the ending price of the underlying equity is lower than its starting price, the effective yield on the notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other payment on the notes. In addition, you will not be entitled as a holder of the notes to receive dividend payments or other distributions, if any, made on the underlying equity, unless and until you receive underlying equity at maturity. You will also not receive any dividend payments or other distributions, if any, on the stocks comprising the Russell 2000® Index.

You Will Have No Rights Against the Fund Unless and Until You Receive Underlying Equity at Maturity

You will have no rights against the fund prior to receiving underlying equity at maturity, if applicable, even though:

•	you will receive underlying equity at maturity under some circumstances; and

•	the market value of the notes is expected to depend primarily on the price of the underlying equity.

The fund will not be involved in any way in the offering of the notes and will have no obligations relating to the notes or to holders of the notes. In addition, you will have no rights and will receive no dividends or other distributions with respect to the underlying equity, unless and until you receive underlying equity at maturity.

You Will Have No Rights in the Stocks Comprising the Russell 2000® Index and You Will Have No Rights Against the Russell 2000® Index Publisher

You will have no voting or other rights with respect to the stocks comprising the Russell 2000® Index as a holder of a note. In addition, you will have no rights as a holder of the notes against the Russell 2000® index publisher. The Russell 2000® index publisher will not be involved in any way in the offering of the notes and will have no obligations relating to the notes or to holders of the notes.

The Historical Performance of the Underlying Equity Is Not an Indication of the Future Performance of the Underlying Equity

The historical performance of the underlying equity, which is included below, should not be taken as an indication of the future performance of the underlying equity during the term of the notes. Changes in price of the underlying equity will affect the market value of the notes, but it is impossible to predict whether the price of the underlying equity will fall or rise.

The Trading Price of the Underlying Equity May Not Completely Track the Value of the Russell 2000® Index

Although the price of the underlying equity will seek to generally mirror the value of the Russell 2000® Index, the price of the underlying equity may not completely track the value of the Russell 2000® Index. The price of the underlying equity will reflect transaction costs and fees that are not included in the calculation of the Russell 2000® Index. Additionally, because the fund may hold a small percentage of stocks other than the stocks included in the Russell 2000® Index, the fund may not fully replicate the performance of the Russell 2000® Index. Please see “Description of the iShares® Russell 2000 Index Fund — the Russell 2000® Index” in this pricing supplement.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Russell 2000® Index

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the Russell 2000® Index and purchased by the fund. Although the price of the underlying equity will seek to generally mirror the value of the Russell 2000® Index, the price of the underlying equity may not completely track the value of the Russell 2000® Index. The price of the underlying equity will reflect transaction costs and fees that are not included in the calculation of the Russell 2000® Index. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the Russell 2000® Index. In addition, if the dividend yield on those stocks increases, we expect that the market value of the notes may decrease because the price of the underlying equity will decrease when the value of the dividend payments for those stocks purchased by the fund are paid to holders of the underlying equity.

There is Small-Capitalization Companies Risk Associated with the iShares® Russell 2000 Index Fund

The Russell 2000® Index measures the performance of the small-capitalization sector of the U.S. equity market. Stock prices of small-capitalization companies may be more volatile than those of larger companies and therefore the price of the underlying equity may increase or decrease by a greater percentage than those of funds that invest solely in stocks issued by larger-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the fund to buy and sell them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies also generally have less diverse product lines than large-capitalization companies and are more susceptible to adverse developments related to their products.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the underlying equity and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Price of the Underlying Equity.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the price of the underlying equity changes from its starting price. However, changes in the price of the underlying equity may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the price of the underlying equity exceeds the starting price, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the underlying equity will continue to fluctuate between that time and the time when the amount you will receive at maturity is determined. If you choose to sell your notes when the price of the underlying equity is below the starting price, you may receive less than the amount you originally invested.

Trading prices of the stocks comprised in the Russell 2000® Index will be influenced by the results of operations of the issuers of those stocks and by the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the markets on which the stocks included in the Russell 2000® Index are traded, and by various circumstances that can influence the values of the stocks comprised in the Russell 2000® Index in a specific market segment. Citigroup Funding’s hedging activities, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the Russell 2000® Index and, therefore, the closing price of the underlying equity and the market value of the notes.

Volatility of the Underlying Equity.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the price of the underlying equity changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Included in the Russell 2000® Index.    General economic conditions and earnings results of the companies whose stocks are comprised in the Russell 2000® Index, and real or anticipated changes in those conditions or results, may affect the price of the underlying equity and the market value of the notes. In addition, if the dividend yields on the stocks included in the Russell 2000® Index increase, we expect that the market value of the notes may decrease because the return on the notes does not incorporate the value of such dividend payments.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the price of the underlying equity the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the price of the underlying equity during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in the underlying equity, one or more of the stocks comprised in the Russell 2000® Index or in other instruments, such as options, swaps or futures, based upon the underlying equity, the Russell 2000® Index or the stocks comprised in the Russell 2000® Index. This hedging activity could affect the price of the underlying equity and therefore the market value of the notes. It is possible that we or our affiliates may profit from this hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results of Citigroup Funding and Citigroup Inc.    Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. We will apply to list the Notes on the NYSE Arca exchange under the symbol “SPC,” but we cannot assure you that the Notes will be listed. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market for the notes does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. You should be aware that a listing of the notes on an exchange does not guarantee that a liquid market will be available for the notes. You should be prepared to hold your notes to maturity.

The Market Value of the Notes May Be Affected by Certain Purchases and Sales of the Underlying Equity, the Stocks Included in the Russell 2000® Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the underlying equity, the stocks included in the Russell 2000® Index or derivative instruments relating to the underlying equity, the Russell 2000® Index or the stocks included in the Russell 2000® Index for their own accounts in connection with their normal business practices. These transactions could affect the price of the underlying equity and thus, the market value of the notes.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the underlying equity, one or more of the stocks included in the Russell 2000® Index or in other instruments, such as options, swaps or futures, based upon the underlying equity or such stocks. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the price of the underlying equity and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the Calculation Agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as Calculation Agent, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. It is currently unclear in what manner Section 1260 of the Internal Revenue Code of 1986 would apply to recharacterize any gains realized in respect of the notes. Although the matter is not clear, it is possible that a portion of long-term capital gains, if any, realized by you in respect of the notes could be recharacterized as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Fixed Upside Return Notes Based Upon the iShares® Russell 2000 Index Fund Due 2010 (the “Notes”) are investments linked to an exchange-traded fund that offer a potential return at maturity that depends on whether the Closing Price of the iShares® Russell 2000 Index Fund shares (the “Underlying Equity”) on the Valuation Date (which we refer to as the Ending Price) is greater than, equal to or less than the Closing Price of the Underlying Equity on the Pricing Date (which we refer to as the Starting Price). The Notes are not principal protected and do not pay periodic interest.

If the Ending Price of the Underlying Equity is greater than or equal to its Starting Price, at maturity you will receive for each Note you hold the $10 principal amount per Note plus the product of (i) $10 and (ii) a fixed return of approximately 17% to 22% (to be determined on the Pricing Date) on the Notes (which we refer to as the Fixed Upside Return). If the Ending Price of the Underlying Equity is less than its Starting Price, at maturity you will receive for each Note you hold a fixed number of shares of the Underlying Equity equal to the Equity Ratio (or if you elect, the cash value of those shares based on the Ending Price of the Underlying Equity), in which event the amount per Note you receive at maturity will be less than the amount of your original investment in the Notes and could be zero (except under limited circumstances where you receive shares of the Underlying Equity and the Closing Price of the shares increases from the Valuation Date to maturity). Therefore, because the Fixed Upside Return is limited to 17% to 22% (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed $11.70 to $12.20 (to be determined on the Pricing Date), even if the Ending Price of the Underlying Equity exceeds its Starting Price by more than approximately 17% to 22% (to be determined on the Pricing Date).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $             (             Notes). The Notes will mature on                     , 2010. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the Underlying Equity, and will have no rights with respect to the Underlying Equity as a holder of the Notes unless and until you receive Underlying Equity at maturity. You will also not receive any dividend payments or other distributions, if any, on the stocks comprising the Russell 2000® Index, the index upon which the iShares® Russell 2000 Index Fund (the “Fund”) is based.

Determination of the Amount To Be Received at Maturity

The Notes will mature on                     , 2010. The amount you will receive at maturity for each Note will depend upon whether the Ending Price of the Underlying Equity is greater than, equal to or less than its Starting Price.

•

If the Ending Price of the Underlying Equity is greater than or equal to the its Starting Price, at maturity you will receive for each Note you hold the $10 principal amount per Note plus the product of (i) $10 and (ii) the Fixed Upside Return of approximately 17% to 22% (to be determined on the Pricing Date) on the Notes. Thus, because the Fixed Upside Return is limited to 17% to 22% (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed $11.70 to $12.20 (to be determined on the Pricing Date), even if the Ending Price of the Underlying Equity exceeds its Starting Price by more than approximately 17% to 22% (to be determined on the Pricing Date).

•

If the Ending Price of the Underlying Equity is less than its Starting Price, at maturity you will receive for each Note you hold a fixed number of shares of the Underlying Equity equal to the Equity Ratio (or if you elect, the cash value of those shares based on the Ending Price of the Underlying Equity). Thus, the amount you receive at maturity for each Note will be less than the principal amount of each Note and could be zero (except under limited circumstances where you receive shares of the Underlying Equity and the Closing Price of the shares increases from the Valuation Date to maturity).

You may elect to receive from Citigroup Funding the cash value of the shares of the Underlying Equity, you would otherwise receive at maturity by providing notice of your election to your broker, in accordance with your broker’s procedures, so that your broker can irrevocably notify the trustee and paying agent of your election no sooner than 20 business days before maturity and no later than five Business Days before maturity. If you do not elect to receive cash, you will be deemed to have (1) instructed Citigroup Funding to pay the cash value of the shares of the Underlying Equity, equal to the Equity Ratio to the stock delivery agent, and (2) instructed the stock delivery agent to purchase for you Underlying Equity, based on its Ending Price. If you do not wish to receive Underlying Equity at maturity under any circumstances, you should provide notice of your cash election to your broker. If you elect to receive the cash value of the shares of the Underlying Equity, equal to the Equity Ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the Ending Price of Underlying Equity. This amount will not change from the amount fixed on the Valuation Date, even if the Closing Price of Underlying Equity changes from the Valuation Date to maturity. Conversely, if you do not make a cash election and instead receive a number of shares of the Underlying Equity, at maturity equal to the Equity Ratio, the value of those shares at maturity will be different from the value of those shares on the Valuation Date if the Closing Price of Underlying Equity changes from the Valuation Date to maturity.

The payment of cash to the stock delivery agent by Citigroup Funding pursuant to your deemed instruction will fully satisfy Citigroup Funding’s obligation to you under the Notes, and the stock delivery agent will then be obligated to purchase the shares of the Underlying Equity, for you based on the Ending Price of the Underlying Equity. Citigroup Global Markets Inc. has agreed to act as stock delivery agent for the Notes.

The Equity Ratio will equal $10 divided by the Starting Price.

The Starting Price will equal the Closing Price of the Underlying Equity on the Pricing Date.

The Ending Price will equal the Closing Price of the Underlying Equity on the Valuation Date.

The Pricing Date means the date on which the Notes will be priced for initial sale to the public.

The Valuation Date means the third Business Day before the Maturity Date.

The potential Fixed Upside Return on each Note will be approximately 17% to 22% (to be determined on the Pricing Date).

The “Closing Price” of the Underlying Equity (or any other security for which a Closing Price must be determined, as described under “— Delisting or Suspension of Trading in the Underlying Equity; Termination of the Russell 2000® Index” below) on any date of determination will be (1) if the shares are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the shares are listed or admitted to trading or (2) if the shares are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the shares are listed or admitted to trading on such exchange), the last quoted bid price for the shares in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization; provided that if the Closing Price of any other security for which a Closing Price must be determined is traded one or more non-U.S. securities exchanges or markets, then the Closing Price of such security will be the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal non-U.S. securities exchange or market on which the security is traded, expressed in U.S. dollars as converted from the relevant currency using the 12:00 noon buying rate in New York City certified by the New York Federal Reserve Bank for customs purposes on that date, or if this rate is unavailable, such rate as the Calculation Agent may determine. The determination of the Closing Price by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Valuation Date prior to maturity. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the Calculation Agent as described in the preceding sentence, will be the arithmetic mean, as determined by the Calculation Agent, of the bid prices of the Underlying Equity or other security obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the Calculation Agent. The term “OTC Bulletin Board” will include any successor to such service.

A “Trading Day” means a day, as determined by the Calculation Agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the NYSE Alternext US, Nasdaq, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States.

A “Business Day” means a day, as determined by the Calculation Agent, other than a Saturday or Sunday on which commercial banks in New York City are open for business.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) the Underlying Equity (or any other security for which a Closing Price must be determined) on any exchange or market, (2) stocks which then comprise 20% or more of the value of the Russell 2000® Index or any successor index, or (3) any options contracts or futures contracts relating to the Underlying Equity (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For purposes of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Russell 2000® Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Russell 2000® Index will be based on a comparison of the portion of the value of the Russell 2000® Index attributable to that security relative to the overall value of the Fund, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity — Hypothetical Examples

The examples below show hypothetical amounts you could receive on the Notes at maturity for a range of Ending Prices of the Underlying Equity. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Prices of the Underlying Equity on the amount you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per Note

•	Starting Price: $50.00

•	Fixed Upside Return: 19.50%

•	The Closing Price of the Underlying Equity on the Maturity Date is the same as the Closing Price on the Valuation Date.

•	Annualized dividend yield of the Underlying Equity: 1.10%

•	Maturity: 1 year

•	Equity Ratio: 0.20000 shares of the Underlying Equity

•	When applicable, the holder of the Notes will not elect to receive the cash value of the shares of Underlying Equity equal to the Equity Ratio.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual Starting Price, Ending Price and the Fixed Upside Return.

Table of Hypothetical Payments at Maturity(1)

Hypothetical Ending Price	Hypothetical Total Return On Underlying Equity(2)	Hypothetical Total Return On Notes(3)	Will the Holders of Notes Receive 0.20000 Shares (Hypothetical Equity Ratio) of Underlying Equity?	Maturity Value if Holders of Notes Receive Shares of Underlying Equity(4)	Payment at Maturity if Holders of Notes Receive Cash(5)
0.00	-98.90%	-100.00%	Yes	$0.00	N/A
25.00	-48.90%	-50.00%	Yes	$5.00	N/A
30.00	-38.90%	-40.00%	Yes	$6.00	N/A
35.00	-28.90%	-30.00%	Yes	$7.00	N/A
40.00	-18.90%	-20.00%	Yes	$8.00	N/A
41.25	-16.40%	-17.50%	Yes	$8.25	N/A
42.50	-13.90%	-15.00%	Yes	$8.50	N/A
43.75	-11.40%	-12.50%	Yes	$8.75	N/A
45.00	-8.90%	-10.00%	Yes	$9.00	N/A
46.25	-6.40%	-7.50%	Yes	$9.25	N/A
47.50	-3.90%	-5.00%	Yes	$9.50	N/A
48.75	-1.40%	-2.50%	Yes	$9.75	N/A
50.00	1.10%	19.50%	No	N/A	$11.95
51.25	3.60%	19.50%	No	N/A	$11.95
52.50	6.10%	19.50%	No	N/A	$11.95
53.75	8.60%	19.50%	No	N/A	$11.95
55.00	11.10%	19.50%	No	N/A	$11.95
56.25	13.60%	19.50%	No	N/A	$11.95
57.50	16.10%	19.50%	No	N/A	$11.95
58.75	18.60%	19.50%	No	N/A	$11.95
60.00	21.10%	19.50%	No	N/A	$11.95
65.00	31.10%	19.50%	No	N/A	$11.95
70.00	41.10%	19.50%	No	N/A	$11.95
75.00	51.10%	19.50%	No	N/A	$11.95
100.00	101.10%	19.50%	No	N/A	$11.95

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	Assumes dividend yield on the stocks of the Russell 2000® Index or on the Underlying Equity is not compounded annually and not re-invested.
(3)	Holders of Notes will not receive any dividend payments or distributions on the stocks included in the Russell 2000® Index or on the Underlying Equity.
(4)	0.20000 shares of Underlying Equity per Note, having a market value equal to 0.20000 multiplied by the Ending Price.
(5)	$10.00 multiplied by the Fixed Upside Return.

Delisting or Suspension of Trading in the Underlying Equity; Termination of the Russell 2000® Index

If the Underlying Equity are delisted from, or trading of the Underlying Equity is suspended on, the New York Stock Exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the Calculation Agent determines, in its sole discretion to be comparable to the Underlying Equity (any such securities, “Successor Shares”), the value of such Successor Shares will be substituted for all purposes, including but not limited to determining the Starting Price, the Ending Price and the Closing Price on every Trading Day. Upon any selection by the Calculation Agent of Successor Shares, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Underlying Equity are delisted from, or trading of the Underlying Equity is suspended on, the New York Stock Exchange and Successor Shares that the Calculation Agent determines to be comparable to the Underlying Equity are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the Calculation Agent, in its sole discretion, and the value of such successor or substitute security, as determined by the Calculation Agent in its sole discretion, will be substituted for all purposes, including but not limited to determining the Starting Price, the Ending Price and the Closing Price on every Trading Day. Upon any selection by the Calculation Agent of successor or substitute securities, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Fund is liquidated or otherwise terminated (a “Termination Event”), the Closing Price of the Underlying Equity on each Trading Day from the date of the Termination Event up to and including the Valuation Date will be determined by the Calculation Agent, in its sole discretion, and will be a fraction of the value of the Russell 2000® Index (or any Successor Index, as defined below) on such Trading Day (taking into account any material changes in the method of calculating the Russell 2000® Index following such Termination Event) equal to that part of the Closing Price of the Russell 2000® Index represented by the Closing Price of the Underlying Equity on the Trading Day prior to the occurrence of such Termination Event on which a Closing Price of the Russell 2000® Index was available. The Calculation Agent will cause notice of the Termination Event and calculation of the Closing Price as described above to be furnished to registered holders of the Notes.

If the Russell 2000® Index Publisher discontinues publication of the Russell 2000® Index or if it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Russell 2000® Index, then the value of the Russell 2000® Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.” Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to the registered holders of the Notes.

If the Russell 2000® Index Publisher discontinues publication of the Russell 2000® Index and a Successor Index is not selected by the Calculation Agent or is no longer published on each Trading Day from the date of the Termination Event up to and including the Valuation Date, the value to be substituted for the Russell 2000® Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the Russell 2000® Index prior to any such discontinuance. In such case, on each

Trading Day until and including the date on which a determination by the Calculation Agent is made that a Successor Index is available, the Calculation Agent will determine the value that is to be used in determining the value of the Russell 2000® Index as described in this paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 2000® Index may adversely affect the market value of the Notes in any secondary market.

If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the Russell 2000® Index as described above, the Successor Index or value will be substituted for the Russell 2000® Index for all purposes, including for purposes of determining whether a Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 2000® Index may adversely affect the value of the Notes in any secondary market.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on your broker and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Russell 2000® Index or any Successor Index is changed in any material respect, or if the Russell 2000® Index or any Successor Index is in any other way modified so that the value of the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Russell 2000® Index or the Successor Index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Russell 2000® Index or the Successor Index. Accordingly, if the method of calculating the Russell 2000® Index or any Successor Index is modified so that the value of the Russell 2000® Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the relevant index as if it had not been modified.

Dilution Adjustments

The Equity Ratio will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets, as Calculation Agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If the Fund, after the Pricing Date,

(1)	pays a share dividend or makes a distribution with respect to its shares in the form of the fund shares (excluding any share dividend or distribution for which the number of the fund shares paid or distributed is based on a fixed cash equivalent value),

(2)	subdivides or splits the outstanding fund shares into a greater number of shares,

(3)	combines the outstanding fund shares into a smaller number of shares, or

(4)	issues by reclassification of the fund shares any other shares of the Fund,

then, in each of these cases, the Equity Ratio will be divided by a dilution adjustment equal to a fraction, the numerator of which will be the number of fund shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of such other shares issued by the Fund, and the denominator of which will be the number of the fund shares outstanding immediately before the event.

In the event of a reclassification referred to in (4) above as a result of which no fund shares are outstanding, the Equity Ratio will be determined by reference to the other shares issued by the Fund in the reclassification.

Each dilution adjustment will be effected as follows:

•

in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of the Underlying Equity entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the Fund, and

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Equity Ratio will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by the Fund, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Equity Ratio will be further adjusted to the Equity Ratio that would then have been in effect had adjustment for the event not been made.

The Starting Price will also be adjusted in the situations and in the manner described above.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly know as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Aagent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE iSHARES® RUSSELL 2000 INDEX FUND

General

iShares Trust

According to publicly available documents, the iShares® Russell 2000 Index Fund is one of numerous separate investment portfolios called “Funds” which make up iShares Trust, a registered investment company. iShares Trust is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares Trust files reports (including its Semi-Annual Report to shareholders on Form N-CSRS for the six-month period ended January 31, 2009) and other information with the SEC. iShares Trust’s reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus.

The iShares® Russell 2000 Index Fund

The iShares® Russell 2000 Index Fund (the “Fund”) seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of equity securities of the small-capitalization segment of the U.S. equity market as measured by the Russell 2000® Index. As of June 26, 2009, the Fund’s three largest holdings were Ralcorp Holdings Inc., Myriad Genetics Inc. and Alexion Pharmaceuticals Inc. and its three largest sectors were financial services, consumer discretionary and technology.

Barclays Global Fund Advisors (“BGFA”) is the investment adviser to the Fund. The shares of the Fund are listed under the symbol “IWM” on the NYSE Arca.

The Fund uses a “Representative Sampling” strategy to try to track the Russell 2000® Index, which means it invests in a representative sample of securities in the Russell® 2000 Index, which have a similar investment profile as the Russell 2000® Index. Securities selected have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Russell 2000® Index. The Fund generally invests at least 90% of its assets in the securities of the Russell 2000® Index. The Fund may invest the remainder of its assets in other securities, including securities not in the Russell 2000® Index, futures contracts, options on futures contracts, other types of options and swaps related to the Russell 2000® Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA or its affiliates.

The Fund’s top portfolio holdings can be found on iShares® website. Funds like the Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the Fund’s top holdings may be requested by calling 1-800-iShares.

None of Citigroup Funding nor Citigroup Inc. has participated in the preparation of iShares Trust’s publicly available documents and neither has made any due diligence investigation or inquiry of iShares Trust in connection with the Fund or the offering of the Notes. No representation is made that the publicly available information about iShares Trust or the Fund is accurate or complete.

The Notes represent obligations of Citigroup Funding and Citigroup Inc. only. iShares Trust is not involved in any way in this offering and has no obligation relating to the Notes or to holders of the Notes.

The Russell 2000® Index

We have derived all information contained regarding the Russell 2000® Index, including without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Russell Investment Group. The Russell 2000®

Index was developed by Russell Investment Group and is calculated, maintained and published by Russell Investments (“Russell”), a subsidiary of Russell Investment Group. We make no representation or warranty as to the accuracy or completeness of such information.

The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. Since September 2004, eligible initial public offerings (“IPOs”) of stock have also been added to the Russell 2000® Index at the end of each calendar quarter in order to ensure new additions to the investing opportunity set are reflected in the index. The Russell 2000® Index includes the smallest 2000 securities, according to market capitalization, in the Russell 3000E™ Index.

As of May 29, 2009, the largest five sectors represented by the Russell 2000® Index were Financial Services, Consumer Discretionary and Services, Technology, Health Care and Materials and Processing. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.

THE RUSSELL 2000® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Russell 2000® Index

Companies incorporated in the United States are eligible for inclusion in the Russell Indexes. Additionally, beginning with the reconstitution that took place on June 23, 2007, companies incorporated in select international regions including Bahamas, Bermuda and the Cayman Islands, are also eligible for inclusion if such companies meet at least ONE of the following criteria: 1) the headquarters is in the United States or 2) the headquarters is in the international region and the primary exchange for local shares of the company is in the United States. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights are excluded. American Depository Receipts, trust receipts, royalty trusts, limited liability companies, OTC companies, bulletin board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges are also ineligible for inclusion. Real Estate Investment Trusts are, however, eligible for inclusion. Generally, only one class of securities of a company is allowed in the Index, although exceptions to this general rule have been made where Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution, if it is still trading below $1.00. In order to be included in the Russell Indexes’ annual reconstitution, a stock must be listed on May 31 and Russell must have access to documentation verifying the company’s eligibility for inclusion. IPOs will be considered for inclusion quarterly.

The primary criteria used to determine the initial list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares, or shares assumed to be available for trading. Based on closing values on May 31 of each year, Russell reconstitutes the composition of the Russell 2000® Index using the then-existing market capitalizations of eligible companies. IPO eligibility is determined quarterly. Generally, as of the last Friday of June of each year, the Russell 2000® Index is adjusted to reflect the reconstitution market value for that year.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

•	ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares — when shares of a company in one of the Russell Indexes are held by another company also in one of the Russell Indexes. All shares in this class will be adjusted;

•

Large private and corporate shares — shares held by another listed company or private individuals, if the amount of shares so held is greater than 10% of outstanding shares but does not preclude institutional holdings by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms;

•	Unlisted share classes — classes of common stock that are not traded on a U.S. exchange; and

•	IPO lock-ups — shares locked up during an IPO that are not available to the public and will be excluded from the market value at the time the IPO enters the relevant Russell Index.

Once the market capitalization for each security is determined using total shares and price (as described above), each security is placed in the appropriate Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000E™ Index. The Russell 2000® Index is a subset of this index and generally includes the stock of companies 1001 through 3000 (based on descending total market capitalization) of the Russell 3000E™ Index.

The following summarizes selected types of maintenance adjustments to which the Russell 2000® Index is subject. A full description of all corporate action driven change to the Russell Indexes can be found on Russell’s website.

•

“No Replacement” Rule — Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over the past year will fluctuate according to corporate activity.

•	Rules for Deletions —

•

Acquired or Reorganized Stock — Adjustments to the Russell 2000® Index will be made on the effective date of an acquisition or reorganization of a corporation whose stock is included in the Russell 2000® Index. If both companies involved are included in the Russell 3000E™ Index, the acquired company is deleted and that company’s market capitalization is moved to the acquiring stock according to the merger terms. Special rules apply if only one of the companies involved is included in the Russell 3000E™ Index.

•	Re-incorporated or Delisted Stock — Companies re-incorporating to another country or delisting their stock will be removed on the day of re-incorporation or delisting.

•	Rule for Additions —

•

Spin-offs — Spin-off companies are added to the parent company’s Russell index and capitalization tier of membership, if the spin-off company is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E™ Index at the latest reconstitution.

•	Initial Public Offerings — Eligible IPOs are added to the Russell Indexes each quarter.

Historical Data on the iShares® Russell 2000 Index Fund

The following table sets forth the high and low closing prices of the shares of the Fund and dividends paid per share of the Fund for each quarter from January 2, 2004 through June 29, 2009. These historical data on the Fund are not indicative of the future performance of the Fund or what the value of the Notes may be. Any historical upward or downward trend in the value of the Fund during any period set forth below is not an indication that the Fund is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low	Dividend
2004
Quarter
First	$60.20	$55.37	$0.00000
Second	$60.56	$52.76	$0.10448
Third	$59.03	$51.34	$0.28465
Fourth	$65.33	$56.04	$0.20556
2005*
Quarter
First	$65.21	$59.93	$0.27407
Second	$64.65	$56.50	$0.14641
Third	$68.52	$63.45	$0.19774
Fourth	$69.16	$61.05	$0.26094
2006
Quarter
First	$76.24	$66.05	$0.16867
Second	$78.02	$66.55	$0.10519
Third	$73.57	$66.35	$0.00000
Fourth	$79.76	$70.68	$0.56025
2007
Quarter
First	$82.44	$75.15	$0.15352
Second	$85.17	$79.15	$0.00000
Third	$85.74	$73.24	$0.15900
Fourth	$84.89	$72.99	$0.19498
2008
Quarter
First	$76.50	$64.10	$0.37767
Second	$76.18	$68.24	$0.00000
Third	$84.99	$64.52	$0.40664
Fourth	$67.35	$37.13	$0.36097
2009
Quarter
First	$51.91	$34.27	$0.14053
Second (through June 29)	$53.79	$41.12	$0.00000

*	The 2-for-1 split of the shares of the Fund became effective on June 8, 2005. The Closing Prices of the shares of the Fund have been adjusted to reflect this split.

The Closing Price of the shares of the Fund on June 29, 2009 was $51.23.

Graph of Historical Closing Prices

The following graph sets forth the daily Closing Price of the shares of the Fund, as reported by Bloomberg, from January 2, 2004 through June 29, 2009. Past performance of the shares of the Fund is not indicative of future Closing Prices.

The 2-for-1 split of the shares of the Fund became effective on June 8, 2005. The Closing Prices of the shares of the Fund have been adjusted to reflect this split

License Agreement

iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets Inc. and its affiliates. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this Pricing Supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding to treat a Note for U.S. federal income tax purposes as a cash-settled capped prepaid forward contract on the value of the Fund on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the Fund subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Note the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Note, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the Fund pursuant to the terms of the Note. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

Under the above characterization of the Notes, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. Subject to the discussion below regarding the possible characterization of some gains as ordinary income under Section 1260 of the Internal Revenue code of 1986 (“Section 1260”), such gain or loss generally will be long-

term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. A holder’s tax basis in the Notes generally will equal the holder’s cost for such Notes.

Potential Application of Constructive Ownership Rules

In addition, although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the Notes could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the Notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260. Specifically, Section 1260 is intended to address situations in which investors take “constructive ownership” positions (through forward contracts or certain other derivatives) in certain types of underlying investments (including the Fund) and receive, in the form of gains on the disposition of the “constructive ownership” transaction, income that is attributable to current ordinary income or short-term gains generated by the underlying investments. In order to prevent taxpayers from using “constructive ownership” transactions to convert such current ordinary income or short-term gains into long-term capital gains, Section 1260 provides that if an investor in a “constructive ownership” transaction realizes gain from the transaction in excess of the net long-term capital gain the investor would have realized had it held the underlying investment directly, then such excess gain will be treated as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income will be subject to an interest charge. It is currently unclear whether, or in what manner, Section 1260 would apply to recharacterize some or all of the gains, if any, realized in respect of the Notes. On one hand, because the Notes, by their terms, do not provide returns referenced to ordinary current income or short-term gain distributions generated by the Fund, there is an argument that the Notes do not present the situation that Section 1260 is intended to address. However, because an investor in a Note could, because of the Note’s fixed upside returns, realize gains on the Note in excess of the net long-term capital gain the investor would have realized from a direct investment in the Fund, the IRS could take the view that such excess return — or a portion of that excess return — is properly recharacterized as ordinary income under Section 1260 and that the deemed underpayment of tax with respect to the deferral of such ordinary income should be subjected to an interest charge. Accordingly, you are urged to consult your tax advisor about the potential application of Section 1260 to the Notes.

Alternative Characterizations.    Due to the absence of authority as to the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and under alternative treatments of the Notes, the timing and character of income from the Notes could differ substantially, resulting in less favorable U.S. federal income tax consequences to you. Under one alternative characterization, for example, you may be required to accrue income on a current basis with respect to the Notes.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions discussed above. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Recent Legislative Proposals

The Obama Administration has recently proposed legislation that would impose a 20% withholding tax on the gross proceeds of the sale of Notes effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. A non-U.S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. The full details of this proposal have not yet been made public, although the Administration’s summary of this proposal indicates that it is not intended to disrupt ordinary and customary market transactions. It is unclear whether, or in what form, this proposal may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the Notes.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $             principal amount of the Notes (             Notes) for $9.775 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $0.200 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $0.200 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.200 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Application will be made to list the Notes on NYSE Arca under the symbol “SPC.”

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Fund or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Fixed Upside Return Notes

Based Upon the

iShares® Russell 2000 Index Fund

Due                     , 2010

($10 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                         , 2009

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)